EXHIBIT 99.2

NVIDIA Response to Section 409A Compliance

Vested Grandfathered Discounted Stock Options (Options vesting prior to January 1, 2005)

Discounted stock options vested prior to January 1, 2005 are considered grandfathered under Section 409A and, therefore, are exempt from taxation or penalty under that provision. Therefore, all discounted stock options granted by NVIDIA that vested prior to January 1, 2005 will continue to exist with the six year term identified in your original grant agreement.

Vested Non-Grandfathered Discounted Stock Options (Options vesting between 1/1/05 and 12/31/05)

Discounted stock options that vested in 2005 are potentially subject to the tax consequences of Section 409A. To avoid such penalties you will have two alternatives to consider:

1.	Exercise all discounted stock options that vested in 2005 prior to December 31, 2005

2.	Consent to amend the expiration date on discounted stock options that vested in 2005 to March 15, 2006 (See note below)

If you choose not to accept one of these alternatives, you may face immediate income taxation on the full spread between your exercise price and the fair market value of our common stock at the time of vesting, regardless of whether you exercise the stock option at vesting, as well as a 20% additional tax and a potential interest penalty on the same amount of income. If applicable, these taxes and penalties will continue to accrue for each year that you continue to hold vested unexercised discounted stock options.

Unvested Non-Grandfathered Discounted Stock Options (Options vesting January 1, 2006 and later)

NVIDIA is offering to amend your unvested discounted stock options by amending the 6-year term identified in your original grant agreement as follows:

1.	Shares Vesting in Calendar Year 2006 - New Expiration Date: March 15, 2007

2.	Shares Vesting in Calendar Year 2007 - New Expiration Date: March 15, 2008

3.	Shares Vesting in Calendar Year 2008 - New Expiration Date: March 15, 2009

Amending your discounted stock option agreement such that it will expire within 2-1/2 months after the close of the calendar year in which it vests will reduce the time in which you have to exercise the options, (transactions must be completed prior to and not including the new expiration dates), but may eliminate your exposure to Section 409A liability by bringing your discounted stock option grant into compliance with a short-term deferral provision under Section 409A.

Note: Because this approach changes the terms of your original agreement NVIDIA intends to conduct a tender offer in January 2006 to obtain your consent for the amendment to your discounted stock option grant. Additional information regarding the tender offer and your rights and responsibilities will be forthcoming in January.

NVIDIA Response to Section 409A Compliance (continued)

Supplemental Option Grant

Amending the expiration date of your discounted stock options to be 409A-compliant may affect the return you might have realized had compliance not been required. Although the need for such an amendment was created by the enactment of Section 409A and not by any action taken by NVIDIA, NVIDIA has decided to offer you a Supplemental Option Grant in acknowledgement of the reduced term. Details of your Supplemental Grant are outlined in the document on the page that follows.

At the time the tender offer has commenced, NVIDIA will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. NVIDIA will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. NVIDIA stockholders and option holders will be able to obtain these written materials and other documents filed by NVIDIA with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from NVIDIA following such time that such documents become available.